SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)*




                                 IFCO Systems NV
--------------------------------------------------------------------------------
                                (Name of Issuer)




              Ordinary shares, nominal value 10 eurocents per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   N43961-10-6
                                   -----------
                                 (CUSIP Number)




                                December 31, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     [  ] Rule 13d-1(b)

                     [  ] Rule 13d-1(c)

                     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of __ Pages

----------------------------------------------------                                                     ---------------------------
               CUSIP No. N43961-10-6                                        13G                                  Page 2 of __ Pages
----------------------------------------------------                                                     ---------------------------
---------------- -------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      General Electric Erste Beteiligungs GmbH
---------------- -------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)    [  ]
                                                                                                                   (b)    [X]
---------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Germany
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   0
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   320,000
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   0
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   320,000
---------------- -------------------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     320,000
---------------- -------------------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                      [  ]
---------------- -------------------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     0.7%
---------------- -------------------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     CO
---------------- -------------------------------------------------------------------------------------------------------------------




                               Page 2 of __ Pages

----------------------------------------------------                                                     ---------------------------
               CUSIP No. N43961-10-6                                        13G                                  Page 3 of __ Pages
----------------------------------------------------                                                     ---------------------------

---------------- -------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      General Electric Capital Corporation
                      13-1500700
---------------- -------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)    [  ]
                                                                                                                   (b)    [X]
---------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   0
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   320,000 (includes all shares beneficially owned by TIP Overseas Holding BV)
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   0
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   320,000 (includes all shares beneficially owned by TIP Overseas Holding BV)
---------------- -------------------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 320,000 (includes all shares beneficially owned by TIP Overseas Holding BV)
---------------- -------------------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                      [  ]
---------------- -------------------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     0.7%
---------------- -------------------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     CO
---------------- -------------------------------------------------------------------------------------------------------------------





                               Page 3 of __ Pages

----------------------------------------------------                                                     ---------------------------
               CUSIP No. N43961-10-6                                        13G                                  Page 4 of __ Pages
----------------------------------------------------                                                     ---------------------------

---------------- -------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     General Electric Capital Services, Inc.
                     06-1109503
---------------- -------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)    [  ]
                                                                                                                   (b)    [X]
---------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   Disclaimed (see 9 below)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   Disclaimed (see 9 below)
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   Disclaimed (see 9 below)
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   Disclaimed (see 9 below)
---------------- -------------------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     Beneficial ownership of all shares is disclaimed by General
                     Electric Capital Services, Inc.
---------------- -------------------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                      [  ]
---------------- -------------------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     Not applicable (see 9 above)
---------------- -------------------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     CO
---------------- -------------------------------------------------------------------------------------------------------------------




                               Page 4 of __ Pages

----------------------------------------------------                                                     ---------------------------
               CUSIP No. N43961-10-6                                        13G                                  Page 5 of __ Pages
----------------------------------------------------                                                     ---------------------------

---------------- -------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     General Electric Company
                     14-0689340
---------------- -------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)    [  ]
                                                                                                                   (b)    [X]
---------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   Disclaimed (see 9 below)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   Disclaimed (see 9 below)
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   Disclaimed (see 9 below)
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   Disclaimed (see 9 below)
---------------- -------------------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     Beneficial ownership of all shares is disclaimed by General
                     Electric Company.
---------------- -------------------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                      [  ]
---------------- -------------------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     Not applicable (see 9 above)
---------------- -------------------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     CO; HC
---------------- -------------------------------------------------------------------------------------------------------------------





                               Page 5 of __ Pages

----------------------------------------------------                                                     ---------------------------
               CUSIP No. N43961-10-6                                        13G                                  Page 6 of __ Pages
----------------------------------------------------                                                     ---------------------------

---------------- -------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     TIP Holdings GmbH
---------------- -------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)    [  ]
                                                                                                                   (b)    [X]
---------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Netherlands
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   0
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   320,000 (includes all shares beneficially owned by General Electric Erste
                                                   Beteiligungs GmbH)
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   0
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   320,000 (includes all shares beneficially owned by General Electric Erste
                                                   Beteiligungs GmbH)
---------------- -------------------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     320,000 (includes all shares beneficially owned by General Electric Erste Beteiligungs GmbH)
---------------- -------------------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                      [  ]
---------------- -------------------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     0.7%
---------------- -------------------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     CO
---------------- -------------------------------------------------------------------------------------------------------------------





                               Page 6 of __ Pages

----------------------------------------------------                                                     ---------------------------
               CUSIP No. N43961-10-6                                        13G                                  Page 7 of __ Pages
----------------------------------------------------                                                     ---------------------------

---------------- -------------------------------------------------------------------------------------------------------------------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     TIP Overseas Holding BV
---------------- -------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)    [  ]
                                                                                                                   (b)    [X]
---------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Germany
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   0
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   320,000 (includes all shares beneficially owned by TIP Holdings GmbH)
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   0
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   320,000 (includes all shares beneficially owned by TIP Holdings GmbH)
---------------- -------------------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     320,000 (includes all shares beneficially owned by TIP Holdings GmbH)
---------------- -------------------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                      [  ]
---------------- -------------------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     0.7%
---------------- -------------------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     CO
---------------- -------------------------------------------------------------------------------------------------------------------






                               Page 7 of __ Pages

           This Amendment No. 2 amends and restates in its entirety the Statement on Schedule 13G (the "Schedule 13G") filed on February 15, 2001, as amended, by and on behalf of General Electric Erste Beteiligungs GmbH ("GEEB"), TIP Holdings GmbH ("TIP Holdings"), TIP Overseas Holding BV ("TIP Overseas"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), GE Asset Management Incorporated ("GEAM"), Trustees of General Electric Pension Trust ("GEPT") and General Electric Company ("GE").

ITEM 1(A).  NAME OF ISSUER:

           IFCO Systems N.V., a Netherlands corporation (the "Issuer")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           "Rivierstate," Amsteldijk 166, NL-1079 LH Amsterdam, The Netherlands

ITEM 2(A).  NAME OF PERSON FILING:

           This statement is being filed by each of:

                     General Electric Erste Beteiligungs GmbH ("GEEB") TIP Holdings GmbH ("TIP Holdings") TIP Overseas Holding BV ("TIP Overseas") General Electric Capital Corporation ("GE Capital") General Electric Capital Services, Inc. ("GECS") General Electric Company ("GE")

           GEEB is a subsidiary of TIP Holdings; TIP Holdings is a subsidiary of TIP Overseas; TIP Overseas is a subsidiary of GECS; GE Capital is a subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE.

           GEEB, TIP Holdings, TIP Overseas, GE Capital, GECS, and GE are referred to herein collectively as the "Reporting Persons".

           An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business offices of GEEB and TIP Holdings are c/o Central Trailer Rento GmbH Bleichen Bruecke 9, 20354 Hamburg, Germany. The principal business office of TIP Overseas is Amsteldijk 166, 1079 LH Amsterdam, The Netherlands. The principal business offices of GE Capital and GECS are located at 260 Long Ridge Road, Stamford, Connecticut 06927. The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, Connecticut 06431.

ITEM 2(C).  CITIZENSHIP:

           Each of GE Capital and GECS is a Delaware corporation. GE is a New York corporation. Each of GEEB and TIP Holdings is a German corporation. TIP Overseas is a Netherlands corporation.

ITEM 2(D).  TITLE AND CLASS OF SECURITIES:

           Ordinary shares, nominal value 10 eurocents per share, of the Issuer (the "Ordinary Shares")

ITEM 2(E).  CUSIP NUMBER:

           N43961-10-6



                               Page 8 of __ Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or dealer registered under Section 15 of the Exchange
       Act

       (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act

       (e) [ ] An investment adviser in accordance with Rule
       13d-1(b)(1)(ii)(E)

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

       (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.  OWNERSHIP.

           (a) The responses of the Reporting Persons to Row 9 of the cover pages of this statement on Schedule 13G are incorporated herein by reference. The Shares beneficially owned by GEEB, TIP Holdings, TIP Overseas and GE Capital consist of 320,000 Ordinary Shares (which reflects a 10 for 1 share consolidation effected by the Issuer on December 31, 2002) which GEEB has the right to acquire pursuant to a convertible debenture issued to GEEB by Schoeller Logistics Technologies Holding GmbH in the amount of Deutche Marks (DM) 45.0 million (or approximately US $22.1 million). GEEB may require conversion of the debenture into 320,000 Ordinary Shares (which, before the share consolidation, equaled a number of shares whichconstituted 16% of the capital stock of the Issuer prior to its initial public offering) or into 16% of ordinary shares of Schoeller Logistics Technologies Holding GmbH. If the value of the 320,000 Ordinary Shares into which the debenture is convertible decreases to an amount less than DM 45.0 million, GEEB would then have the option to demand payment of the DM 45.0 million in cash, and Schoeller Logistics Industries GmbH would have the option, in its sole discretion, to instead make payment to GEEB in the form of an aggregate number of Ordinary Shares equal to DM 45.0 million.

           (b) The responses of the Reporting Persons to Row (11) of the cover pages of this statement on Schedule 13G are incorporated herein by reference. As of December 31, 2002, GEEB, TIP Holdings, TIP Overseas and GE Capital beneficially owned in the aggregate 320,000 Ordinary Shares, representing approximately 0.7% of the Ordinary Shares determined in accordance 13d-3(d)(1) (based on 43,483,718 Ordinary Shares reported as outstanding as of January 10, 2003, by the Issuer in its Form 6-K dated January 10, 2003).

           (c) The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this statement are incorporated herein by reference.

           Neither the filing of this Schedule 13G or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the beneficial owner of any shares of Ordinary Shares.



                               Page 9 of __ Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of Ordinary Shares, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.  CERTIFICATION.

           (a) Not applicable.

           (b) Not applicable.







                              Page 10 of __ Pages

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003

                             GENERAL ELECTRIC ERSTE BETEILIGUNGS GMBH



                             By:  /s/ Jonathan K. Sprole
                                 -----------------------------------------------
                                 Name:   Jonathan K. Sprole
                                 Title:  Attorney-in-fact


                             TIP HOLDINGS GMBH



                             By:  /s/ Jonathan K. Sprole
                                 -----------------------------------------------
                                 Name:   Jonathan K. Sprole
                                 Title:  Attorney-in-fact


                             TIP OVERSEAS HOLDING BV



                             By:   /s/ Jonathan K. Sprole
                                 -----------------------------------------------
                                 Name:   Jonathan K. Sprole
                                 Title:  Attorney-in-fact


                             GENERAL ELECTRIC CAPITAL CORPORATION



                             By:   /s/ Jonathan K. Sprole
                                 -----------------------------------------------
                                 Name:   Jonathan K. Sprole
                                 Title:  Dept. Operations Manager




                             GENERAL ELECTRIC CAPITAL SERVICES, INC.



                             By:  /s/ Jonathan K. Sprole
                                 -----------------------------------------------
                                 Name:   Jonathan K. Sprole
                                 Title:  Attorney-in-fact



                             GENERAL ELECTRIC COMPANY



                             By:  /s/ Jonathan K. Sprole
                                 -----------------------------------------------
                                 Name:  Jonathan K. Sprole
                                 Title:    Attorney-in-fact






                              Page 11 of __ Pages

                                  EXHIBIT INDEX



 Exhibit No.                     Description
 -----------                     -----------

     1           Joint Filing Agreement, dated February 14,
                 2002, among GEEB, TIP Holdings, TIP Overseas,
                 GE Capital, GECS, GE, GEAM, and GEPT.
     2           Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for GECS, dated March 13, 2002.
     3           Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for GE, dated March 12, 2002.
     4           Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for GEEB, dated February 14, 2003.
     5           Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for TIP Holdings, dated February 14, 2003.
     6           Power of Attorney appointing Jonathan K. Sprole as agent and attorney-in-fact for TIP Overseas, dated February 14, 2003.







                              Page 12 of __ Pages